EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings,
Inc.) Financial Statements
January 31, 2022

Filed pursuant to Rule 17a-5(e)(3) as a Public Document.

Financial Statements

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43828

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 02/01/2021 AND ENDING 01/31/2022
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: EarlyBirdCapital, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Huntington Quadrangle Suite 4C18
(No. and Street)

Melville	NY	11747
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michelle M. Pendergast 631-770-0667   mpendergast@ebcap.com

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Marcum LLP
(Name – if individual, state last, first, and middle name)

730 Third Avenue 11th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/16/2003	688
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michelle Pendergast_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of EarlyBirdCapital, Inc_____, as of 1/31_____, 2 022___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Michelle Pendergast_____

Title: CFO_____

_Linda D Gunther_____
Notary Public

LINDA D. GUNTHER
Notary Public #4809003
State of New York, County of Rensselaer
My Commission Expires 9/30/22

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of
EarlyBirdCapital, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of EarlyBirdCapital, Inc. (the "Company") as of January 31, 2022 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of January 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the "PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2021.

Marcum LLP

Marcum LLP

New York, NY
March 25, 2022



EarlyBirdCapital, Inc.
Statement of Financial Condition
January 31, 2022

Assets

Cash and cash equivalents	$	105,933,814
Certificates of deposit		627,894
Restricted cash - clearing account		506,742
Clearing firm receivable		1,954,530
Other receivables		746,000
Investments		43,799,032
Property and equipment, net		172,751
Right of use assets		1,498,325
Security deposit		195,254
Other assets		151,513
Total assets	$	155,585,855

Liabilities and Stockholder's Equity

Liabilities:

Accounts payable and accrued expenses	$	21,607,133
Commissions payable		332,255
Due to Parent		18,699,047
Lease liabilities		1,760,510
Subordinated loans - related parties		2,900,000
Total liabilities		45,298,945

Stockholder's equity:

Series A preferred stock, $.01 par value, none issued and outstanding		
Common stock, $.01 par value, 29,850 shares authorized,		—
500 shares issued and outstanding		5
Additional paid-incapital		21,230,250
Retained earnings		89,056,655
Total stockholder's equity		110,286,910
Total liabilities and stockholder's equity	$	155,585,855

See accompanying notes to financial statements

4

1. Organization

EarlyBirdCapital, Inc. (the "Company"), was organized on May 13, 1993 as a Delaware corporation and is a wholly owned subsidiary of EBC Holdings, Inc. (the "Parent") which, in turn is an 80.4% owned subsidiary of Firebrand Financial Group, Inc. ("FFGI"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") under the Securities and Exchange Act of 1934. The Company operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA") and is a member of the Securities Investor Protection Corp ("SIPC").

The Company's primary activities include the origination, underwriting and distribution of equity securities for early stage, emerging growth companies to investors in public and private offerings, as well as the generation of commission income from the securities brokerage business.

All customer accounts are cleared through and carried with Wedbush Securities, Inc., on a fully disclosed basis.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principals generally accepted in the United States of America ("GAAP").

(b) Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

The Company considers all highly liquid financial instruments with original maturities of three months or less at the time of purchase to be cash equivalents. At January 31, 2022 the Company had $506,742 of cash equivalents.

The Company maintains a cash account required by the brokerage clearing company utilized by the Company. This amount is classified as restricted cash – clearing account, on the accompanying financial statements.

2. **Summary of Significant Accounting Policies (continued)**

As of January 31, 2022, the receivable from the clearing firm was $1,954,530.

(d) Investments

The Company may receive equity instruments, which includes stock purchase warrants and common and preferred stock from companies as part of its compensation for investment-banking services. These instruments are stated at fair value in accordance with GAAP. Primarily all of the equity instruments are received from small public companies. The stock and the stock purchase warrants received are typically restricted as to resale, though the Company generally receives a registration right within one year. Company policy is to resell these securities in anticipation of short – term market movements.

Realized gains or losses are recognized in the statement of operations when securities are sold. Realized gains or losses on securities sold are based on the specific identification method. Unrealized gains or losses are recognized in the statement of operations on a based on changes in the fair value of the security as quoted on national or inter-dealer stock exchanges. Interest and dividends on investments are included in investment income and are recognized when earned.

(e) Property and Equipment

Office furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation. Office furniture and equipment are depreciated using either an accelerated or a straight/line method, where applicable, over their estimated useful lives. Leasehold improvements are amortized over the lesser of the life of the lease or estimated useful life per management.

(f) Certificates of Deposit

Certificates of deposit of $627,894 as of January 31, 2022 mature on various dates through August, 2022.

(g) Security Deposit

The Company has a letter of credit for a lease commitment secured by cash collateral. As of January 31, 2022, the security deposit was $195,254.

2. Summary of Significant Accounting Policies (continued)

(h) Fair Value of Financial Instruments

FASB Accounting Standards Codification ("ASC") Topic 820-Fair Value Measurement, defines fair value and establishes a framework for measuring fair value through a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan can access at the measurement date.

Level 2 – Inputs to the valuation methodology include

- Quoted prices for similar assets or liabilities in active markets
- Quoted prices for identical or similar assets or liabilities in inactive markets
- Inputs other than quoted prices that are observable for the asset or liability
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term

Level 3 – Inputs that are unobservable inputs for the asset or liability.

3. Investments

Investments, as shown in the accompanying statement of financial condition, consist primarily of marketable trading securities, restricted stocks, warrants and unit purchase options. Their cost and estimated fair market value at January 31, 2022 are as follows:

	Cost	Unrealized Gain(Loss)	Value
Investments marketable	$ 7,439,952	$ (519,906)	$ 6,920,046
Investments non-marketable	$ 17,059,501	$ 19,819,485	$ 36,878,986
Total	$ 24,499,453	$ 19,299,579	$ 43,799,032

4. Fair Value of Financial Instruments

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These financial instruments include cash, cash equivalents and restricted cash, certificates of deposit, clearing firm receivable, accounts payable, and commissions payable.

The following table presents the Company's fair value hierarchy for investments measured at fair value on a recurring basis as of January 31, 2022:

	Level 1	Level 2	Level 3	Value January 31 2022
Investments	$ 6,920,046	$ 36,878,986	$ -0-	$ 43,799,032
Total	$ 6,920,046	$ 36,878,986	$ -0-	$ 43,799,032

There were no transfers between Levels 1, 2 and 3 during the year.

5. Concentrations and Credit Risk

The Company maintains its cash balances in large financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill its contractual commitments. Management monitors the financial condition of such financial institutions and does not anticipate any losses from such counterparties.

The Company performs certain credit evaluation procedures and generally does not require collateral. The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its clients, and based upon factors surrounding the credit risk of its clients, establishes an allowance for uncollectible accounts and, therefore, believes that its accounts receivable credit risk exposure beyond such allowances is limited.

6. Property and Equipment

Property and equipment consist of the following at January 31, 2022:

	Life	
Furniture	5 years	$ 87,166
Equipment	5 years	93,165
Leasehold improvements	5 years	131,393
		$ 311,724
Accumulated depreciation		(138,973)
Property and equipment, net		$ 172,751

7. Commitments and Contingencies

(a) In the normal course of business, the Company enters into underwriting agreements, letters of intent to underwrite and other investment banking commitments. The Company does not anticipate any material adverse effect on its financial position resulting from these commitments.

(b) Lease Commitments

The Company determines if an arrangement is a lease at inception. This determination generally depends on whether the arrangement conveys to the Company the right to control the use of an explicitly or implicitly identified fixed asset for a period of time in exchange for consideration. Control of an underlying asset is conveyed to the Company if the Company obtains the rights to direct the use of and to obtain substantially all of the economic benefits from using the underlying asset. The Company has lease agreements which include lease, and non-lease components, which the Company has elected to account for as a single lease component for all classes of underlying assets. Lease expense for variable lease components are recognized when the obligation is probable.

Operating lease right of use ("ROU") assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Operating lease payments are recognized as lease expense on a straight-line basis over the lease term. The Company primarily leases buildings (real estate) which are classified as operating leases. ASC 842-Leases, requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its incremental borrowing rate. As an implicit interest rate is not readily determinable in the Company's leases, the incremental borrowing rate is used based on the information available at commencement date in determining the present value of lease payments.

The lease term for all of the Company's leases includes the non-cancellable period of the lease plus any additional periods covered by either a Company option to extend (or not to terminate) the lease that the Company is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor. Options for lease renewals have been excluded from the lease term (and lease liability) for the majority of the Company's leases as the reasonably certain threshold is not met.

Lease payments included in the measurement of the lease liability are comprised of fixed payments, variable payments that depend on index or rate, and amounts probable to be payable under the exercise of the Company option to purchase the underlying asset if reasonably certain. The Company leases office space in three locations, two in New York which both expire December 2024 and one in Florida which will expire in May, 2027.

7. Commitments and Contingencies (continued)

Minimum annual rental commitments under non-cancelable operating leases at January 31, 2022 are as follows:

Year ended January 31,

2023	$ 583,115
2024	588,661
2025	550,698
2026	116,077
2027	118,672
	$1,957,223

The weighted-average remaining lease term of operating leases is 4 years. The weighted-average discount rate used to impute interest is 9%.

2027	$1,957,223
Thereafter	38,882
Total Lease payments to be paid	$1,996,105
Less: future interest expense	(235,595)
Lease Liabilities	$1,760,510

(c) Loan Payable

In April 2020, the Company entered into a loan with a lender in an aggregate principal amount of $416,666 pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan is evidenced by a promissory note ("Note"). Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company applied to the Lender for forgiveness of the PPP Loan on April 28, 2021, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable forgiveness period, calculated in accordance with the terms of the CARES Act. The loan was completely forgiven in May 2021.

8. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. The Company's transactions are cleared by other securities broker-dealers under clearing agreements. Although the Company clears its transactions through other securities broker-dealers, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer or other party fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer. However, the Company does not require collateral from its customers or the clearing broker-dealer and potential losses could be material to the Company. At January 31, 2022, there were no amounts to be indemnified to the clearing brokers. Financial instruments that subject the Company to concentrations of credit risk consist primarily of receivables. The Company's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. It is the Company's policy to review, as necessary, the credit standing of its customers and counterparties. Amounts due from customers that are considered uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable.

9. Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's financial position, results of its operations and/or cash flows, the specific impact is not readily determinable as of the date of the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

10. Related Party Transactions

In connection with its initial public offering deals, the Company accepted temporary subordinated loans from certain officers for gross proceeds of $36,000,000. At January 31, 2022, the Company has fully repaid the temporary subordinated loans. The loans were disclosed to and approved by FINRA. The interest rate on these loans were 12% per annum.

In connection with its initial public offering deals, the Company accepted permanent subordinated loans from certain officers for gross proceeds of $2,900,000. At January 31, 2022, the amounts were still outstanding. The loans accrue interest of 9% per annum. The loans were disclosed to and approved by FINRA

10. Related Party Transactions (continued)

As of January 31, 2022, the Company had a due to parent balance of $18,699,047. This amount is non-interest bearing and owed to FFGI for incomes taxes owed attributable to the Company.

11. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital rule (SEC rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2022, the Company had net capital of $71,786,282, which was $70,196,453 in excess of its required net capital of $1,589,829. The Company's percentage of aggregate indebtedness to net capital was 33.2%

12. Subsequent Events

The Company has evaluated all other subsequent events from the balance sheet date through March 25, 2022, the date the financial statements were issued. There have been no material subsequent events which require recognition or disclosure.